Exhibit 99.3

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel     :+91 40 4900 2900

Fax    :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

November 21, 2017

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Intimation

Further to our intimation dated March 8, 2017 with regard to the US FDA audit of our Formulations Manufacturing Facility, at Duvvada, Vishakhapatnam, Andhra Pradesh, we would like to inform you that we have received the establishment inspection report (EIR) from the US FDA for the above mentioned facility, yesterday. In the cover letter to the EIR, FDA has explained that the inspection has not closed, and the site’s status remains unchanged, but that FDA has released the EIR in order to be transparent about its regulatory process. We are planning to request a reinspection in 2018 after further discussion on scheduling with FDA

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

CC:- New York Stock Exchange Inc.(Stock Code :RDY)